Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on April 20, 2022 that a share repurchase program SFG commenced on March 25, 2022 has been completed. The number of treasury shares acquired upon completion is 3,665,423 and the total number of treasury shares that SFG holds as of the reporting date is 3,665,423, 0.71% of the total number of common shares issued.

1.	Acquisition period: From March 25, 2022 to April 20, 2022

2.	Number of treasury shares acquired: 3,665,423 common shares

3.	Average acquisition price: KRW 40,923

4.	Total acquisition amount: KRW 149,999,976,900